SEC
Mail Processing
Section

AUG 29 2019

Washington DC
413

19011260

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windward Capital, Inc. DBA / KMHT Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 North Saint Paul Street, Suite 3100
(No. and Street)

Dallas	TX	75201-0279
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway, Ste 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Sean F. Lawton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windward Capital, Inc., as of June 30th, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John F Bullock
Notary Public
New Jersey
My Commission Expires 12-30-2021
No. 2415893

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Windward Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Windward Capital, Inc. (the Company) as of June 30, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
August 23, 2019

We have served as the Company's auditor since 2016.

CONTENTS

WINDWARD CAPITAL, INC.
Statement of Financial Condition
June 30, 2019

ASSETS

Cash	$ 7,542
Other assets	698
Total Assets	$ 8,240

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$ 0
STOCKHOLDER'S EQUITY	
Common Stock, $1 par value, 5000 shares Authorized, issued and outstanding	5,000
Additional paid-in capital	284,158
Accumulated deficit	(280,918)
Total Stockholder's Equity	8,240
Total Liabilities and Stockholder's Equity	$ 8,240

The accompanying notes are an integral part of these financial statements.

WINDWARD CAPITAL, INC.
Statement of Operations
For the Twelve Months Ended June 30, 2019

REVENUE	
M&A advisory fees	$ 26,000
EXPENSES	
Professional fees	31,450
Regulatory fees	2,022
Other expenses	7,913
Total expenses	41,385
NET LOSS	$ (15,385)

The accompanying notes are an integral part of these financial statements.

WINDWARD CAPITAL, INC.
Statement of Changes in Stockholder's Equity
For the Twelve Months ended June 30, 2019

	Common Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at June 30, 2018	5,000	$5,000	$270,658	$(265,533)	$10,125
Additional capital contributed			13,500		13,500
Net loss				(15,385)	(15,385)
Balances at June 30, 2019	5,000	$5,000	$284,158	$(280,918)	$ 8,240

The accompanying notes are an integral part of these financial statements.

WINDWARD CAPITAL, INC.
Statement of Cash Flows
For the Twelve Months Ended June 30, 2019

Cash flows from operating activities	
Net loss	$ (15,385)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities:	
Increase in other assets	(698)
Decrease in liabilities	(1,500)
Net cash used in operating activities	(17,583)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Additional capital contributed	13,500
Net cash provided (used) by financing activities	13,500
Net increase (decrease) in cash	(4,083)
Cash at beginning of the period	11,625
Cash at end of the period	$ 7,542

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Windward Capital, Inc. (the "Company") was organized in July 2006 as a Texas corporation. The Company is located in Dallas, Texas.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and, accordingly is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company has not had any customer security transactions.

The Company provides investment banking services related to the corporate finance needs of middle-market companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, and business strategy.

On July 1, 2018, the company adopted the provisions of ASC 606, Revenue from Contracts with Customers, using full retrospective approach. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

As the measurement and timing of revenue recognition was not affected for any of the Company's revenue streams, the implementation of the new guidance had no impact on opening retained earnings as of July 1, 2018.

The Company has two primary lines of business: (i) private placements and (ii) mergers and acquisitions ("M&A") advisory services. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company's broker-dealer is included with the private placement or M&A fees line items within the consolidated statement of operations.

Private Placement Fees. The company acts as an agent for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from private placements in which the Company acts as an agent. Revenue is recognized on the closing date (the date on which the issuing entity receives cash from the lender or investor). The Company believes that the closing date is the appropriate point in time to recognize revenue for private placement transactions as there are significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the private placement at that point. In the event that transactions are not completed, the Company immediately expenses those costs.

M&A Advisory Fees. The Company provides advisory services on M&A transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected S Corporation status for income tax purposes; whereby, the Company's taxable income or loss pass through to its shareholder; therefore, there is no provision for federal income taxes. As of June 30, 2019, open Federal tax years subject to examination include the tax years ended December 31, 2013 through June 30, 2018.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2019, the Company had net capital of $7,542, which was $2,542 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to .15.

Note 3 - Related Party Transactions

During the year ending June 30, 2019, the Company paid $10,000 in consulting fees to a related party. This amount is included in professional fees.

Note 4 - Going Concern

Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that it will continue to receive capital infusions as necessary. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties

Supplementary Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

June 30, 2019

Schedule I

WINDWARD CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2019

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	8,240
Deductions and/or charges		
Other assets		(698)
Net capital before haircuts on securities positions		7,542
Haircuts on securities		--
Net Capital	$	7,542

AGGREGATE INDEBTEDNESS

Computation of basic net capital requirement: Minimum dollar net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	2,542
Net capital less greater of 10% of aggregate indebtedness or 120% capital requirement	$	1,542
Ratio of aggregate indebtedness to net capital		0 to .15

RECONCILIATION OF COMPUTATION OF NET CAPITAL

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per company (unaudited) FOCUS Part IIA	$	7,542
Adjustments		--
Net capital per audited report	$	7,542

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Windward Capital, Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934), in which (1) Windward Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k)(2)(i) (the exemption provisions) under which Windward Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 and (2) Windward Capital, Inc. stated that Windward Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Windward Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
August 23, 2019

Windward Capital, Inc.'s Exemption Report

Windward Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(i) as the Company is a broker or dealer, who does not carry customer margin accounts and does not hold funds or securities for, or owe money or securities to, customers. Because the Company does not have customers, the Company does not have a bank account designated as "Special Account for the Exclusive Benefit of Customers of Windward Capital, Inc."

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Windward Capital, Inc.

I, Sean F. Lawton, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: [signature]

Title: President

August 8, 2019